SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Essa Pharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29668H104

(CUSIP Number)

January 16, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Omega Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Omega Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Omega Fund IV G.P. Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13 G

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,303,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,303,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,303,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”), (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The following percentages are based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.

CUSIP NO. 29668H104	13G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”), of Essa Pharma Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Essa Pharma Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s principal executive offices:

Essa Pharma Inc.

999 West Broadway, Suite 720

Vancouver, British Columbia

Canada V5Z 1K5

Items 2(a)	Name of Reporting Persons filing:

Omega Fund IV, L.P. (“Omega Fund”)

Omega Fund IV GP, L.P. (“Omega GP”)

Omega Fund IV G.P. Manager, Ltd. (“Omega Ltd.”)

Richard Lim (“Lim”)

Otello Stampacchia (“Stampacchia”)

Anne-Mari Paster (“Paster”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, and Paster, is c/o Omega Fund Management, LLC, 185 Dartmouth Street, Suite 502, Boston, MA 02116.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Omega Fund	Cayman Islands
Omega GP	Cayman Islands
Omega Ltd.	Cayman Islands
Lim	United States of America
Stampacchia	Italy
Paster	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

29668H104

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

CUSIP NO. 29668H104	13 G

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of January 16, 2018.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Omega Fund(2)(3)	22,303,029	0	22,303,029	0	22,303,029	22,303,029	17.6%
Omega GP(2)(3)	0	0	22,303,029	0	22,303,029	22,303,029	17.6%
Omega Ltd(2)(3)	0	0	22,303,029	0	22,303,029	22,303,029	17.6%
Lim (2)(3)	0	0	22,303,029	0	22,303,029	22,303,029	17.6%
Stampacchia(2)(3)	0	0	22,303,029	0	22,303,029	22,303,029	17.6%
Paster(2)(3)	0	0	22,303,029	0	22,303,029	22,303,029	17.6%

(1)	This percentage is based on 126,827,949 Common Shares outstanding, as reported to the Reporting Persons by the Issuer. This percentage has been reported on the 6-K filed with the Securities and Exchange Commission by the Issuer on January 16, 2018.
(2)	Omega Fund owns 10,996,969 shares, an immediately exercisable warrant to purchase 10,700,000 shares and an immediately exercisable warrant to purchase 606,060 shares. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, and each of Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Omega Fund. Lim, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund.
(3)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. 29668H104	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

OMEGA FUND IV, L.P.

BY:	Omega Fund IV GP, L.P.
ITS:	GENERAL PARTNER

BY:	Omega Fund IV G.P. Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Richard Lim
Director

OMEGA FUND IV GP, L.P

BY:	Omega Fund IV G.P. Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Richard Lim
Director

OMEGA FUND IV G.P. MANAGER, LTD.

By:	/s/ Richard Lim
Director

/s/ Richard Lim
Richard Lim

/s/ Otello Stampacchia
Otello Stampacchia

/s/ Anne-Mari Paster
Anne-Mari Paster

CUSIP NO. 29668H104	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement